As filed with the Securities and Exchange Commission on February 25, 2026
Securities Act File
No.
333-281824
Investment Company Act File
No.
811-23358

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
N-2
REGISTRATION STATEMENT
UNDER

THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☒
and
REGISTRATION STATEMENT
UNDER

THE INVESTMENT COMPANY ACT OF 1940	☐
Amendment No. 13	☒

ANGEL OAK FINANCIAL STRATEGIES INCOME TERM TRUST
(Exact Name of Registrant as Specified in Charter)

980 Hammond Drive
,
Suite 200
Atlanta
,
Georgia
30328
(Address of Principal Executive Offices)
(
404
)
953-4900
Registrant’s Telephone Number, Including Area Code:

Ward Bortz
, President
c/o Angel Oak Capital Advisors, LLC
980 Hammond Drive
,
Suite 200
Atlanta
,
Georgia 30328
(Name and Address of Agent for Service)
Copies of communications to:
Stephen T. Cohen
Matthew E. Barsamian
Dechert LLP
1900 K Street NW
Washington, DC 20006

Approximate date of proposed public offering:
As soon as practicable after the effective date of this Registration Statement.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box
☐
If any of the securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), other than securities offered in connection with a dividend reinvestment plan, check the following box
☒
If this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto, check the following box
☒
If this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box
☐
If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box
☐
It is proposed that this filing will become effective (check appropriate box)
☐ when declared effective pursuant to Section 8(c) of the Securities Act.
If appropriate, check the following box:
☐
This post-effective amendment designates a new effective date for a previously filed registration statement.
☐
This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is

.
☐
 This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is

.
☐
 This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is

.
Check each box that appropriately characterizes the Registrant:

☒	Registered closed-end fund.

☐	Business development company.

☐	Interval fund.

☒	A.2 Qualified.

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).

☐	New Registrant.
EXPLANATORY NOTE
This Post-Effective Amendment No. 1 to the Registration Statement on Form
N-2
(File Nos.
333-281824
and
811-23358)
of Angel Oak Financial Strategies Income Term Trust (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing certain exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note, Part C of the Registration Statement and exhibits (g) and (k)(5) filed pursuant to Item 25 of the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. Parts A and B of the Registration Statement are hereby incorporated by reference.

PART C: OTHER INFORMATION

Item 25. Financial Statements and Exhibits

(1)	Financial Statements:

Part A: Incorporated by reference to Registrant’s Annual Report for the fiscal year ended January 31, 2024 (Accession No. 0001193125-24-088337), as filed with the SEC on Form N-CSR on April 5, 2024;

Incorporated by reference to Registrant’s Semi-Annual Report for the fiscal year ended July 31, 2024 (Accession No. 0001193125-24-233575), as filed with the SEC on Form N-CSR on October 7, 2024.

Part B: Incorporated by reference to Registrant’s Annual Report for the fiscal year ended January 31, 2024 (Accession No. 0001193125-24-088337), as filed with the SEC on Form N-CSR on April 5, 2024;

Incorporated by reference to Registrant’s Semi-Annual Report for the period ended July 31, 2024 (Accession No. 0001193125-24-233575), as filed with the SEC on Form N-CSR on October 7, 2024.

(2)	Exhibits:

(a)	(1) Certificate of Trust dated June 14, 2018.* (2) Declaration of Trust dated June 14, 2018.*

(b)	By-Laws dated June 14, 2018.*

(c)	Not applicable.

(d)	Not applicable.

(e)	Terms and Conditions of Dividend Reinvestment Plan.**

(f)	Not applicable.

(g)	Investment Advisory Agreement between the Registrant and Angel Oak Capital Advisors, LLC.******

(h)	Not applicable.

(i)	Not applicable.

(j)	Custody Agreement between the Registrant and U.S. Bank National Association.**

(k)	(1) Transfer Agent Servicing Agreement between the Registrant and U.S. Bancorp Fund Services, LLC.**

(2) Fund Administration Servicing Agreement between the Registrant and U.S. Bancorp Fund Services, LLC.**

(3) Fund Accounting Servicing Agreement between the Registrant and U.S. Bancorp Fund Services, LLC.**

(4) Investor Support Services Agreement between the Registrant and Destra Capital Investments LLC.**

(5) Operating Expense Limitation Agreement dated as of October 1, 2025, as amended and restated February 1, 2026.******

(l)	Opinion and Consent of Dechert LLP.****

(m)	Not applicable.

(n)	Consent of Independent Registered Public Accounting Firm.*****

(o)	Not applicable.

(p)	Subscription Agreement.**

(q)	Not applicable.

(r)	(1) Code of Ethics of the Registrant.**

(2) Code of Ethics of Angel Oak Capital Advisors, LLC.*

(s)	Calculation of Filing Fees.*****

(t)	Powers of Attorney.***

*	Incorporated by reference to the Registrant’s Initial Registration Statement on Form N-2, filed June 28, 2018.
**	Incorporated by reference to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2, filed May 3, 2019.
***	Incorporated by reference to the Registrant’s Registration Statement on Form N-2, filed August 28, 2024.
****	Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, filed October 30, 2024.

*****	Incorporated by reference to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2, filed November 12, 2024.

******	Filed herewith.

Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” in the prospectus is incorporated by reference, and any information concerning any underwriters will be contained in the accompanying prospectus supplement, if any.

Item 27. Other Expenses of Issuance or Distribution

The approximate expenses in connection with the offering are as follows:

Registration and Filing Fees	$43,000
Accounting Fees and Expenses	$25,000
Legal Fees and Expenses	$75,000
Total	$143,000

Item 28. Persons Controlled by or Under Common Control with the Registrant

None.

Item 29. Number of Holder of Securities

As of February 13, 2026:

Title of Class	Number of Record Holders
Common Shares	10,358

Item 30. Indemnification

Reference is made to Article VII, Section 3 of Registrant’s Declaration of Trust, which is incorporated herein by reference as Exhibit (a)(2).

Reference is made to Section 11 of the Investment Advisory Agreement between Registrant and Angel Oak Capital Advisors, LLC, which is incorporated herein by reference as Exhibit (g).

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to the trustees, officers and controlling persons of Registrant pursuant to the foregoing provisions or otherwise, Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by the trustees, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by the trustees, officer or controlling person, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser

Angel Oak Capital Advisors, LLC serves as the investment adviser to the Registrant. Angel Oak Capital Advisors, LLC is engaged in the investment advisory business. For information as to the business, profession, vocation or employment of a substantial nature in which Angel Oak Capital Advisors, LLC and each of its executive officers and directors is or has been, during the last two fiscal years, engaged for his or her own account or in the capacity of director, officer, employee, partner or trustee, reference is made to the information set forth in Angel Oak Capital Advisors, LLC’s Form ADV (File No. 801-70670), as filed with the SEC and incorporated herein by reference.

Item 32. Location of Accounts and Records

The books, accounts and other documents required by Section 31(a) under the Investment Company Act of 1940, as amended, and the rules promulgated thereunder will be maintained at the offices of:

Angel Oak Capital Advisors, LLC, 980 Hammond Drive, Suite 200, Atlanta, Georgia 30328 (records relating to its function as investment adviser to the Registrant).

U.S. Bancorp Fund Services, LLC, 615 East Michigan Street, Milwaukee, Wisconsin 53202 (records relating to its function as administrator, fund accountant and transfer agent and dividend disbursing agent).

U.S. Bank National Association, 1555 North Rivercenter Drive, Suite 302, Milwaukee, Wisconsin, 53212 (records relating to its function as custodian).

Item 33. Management Services

Not applicable.

Item 34. Undertakings

1.	Not applicable.

2.	Not applicable.

3.	The Registrant undertakes:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)

to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(3)

to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

Provided, however, that paragraphs a(1), a(2), and a(3) of this section do not apply to the extent the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference into the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(b)

that, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(d)	that, for the purpose of determining liability under the Securities Act to any purchaser:

(1)	if the Registrant is relying on Rule 430B [17 CFR 230.430B]:

(A) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10 (a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(e)	that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 or Rule 424 under the Securities Act;

(2)	free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3)

the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.	The Registrant undertakes that:

(a)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497 or Rule 424(b)(1) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(b)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

5.

The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference into the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

6.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

7.

The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta and State of Georgia on the 25th day of February, 2026.

ANGEL OAK FINANCIAL STRATEGIES INCOME TERM TRUST (A Delaware statutory trust)

By:	/s/ Ward Bortz
Ward Bortz

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Alvin R. Albe, Jr.*	Trustee	February 25, 2026
Alvin R. Albe, Jr.

/s/ Ira P. Cohen*	Trustee	February 25, 2026
Ira P. Cohen

/s/ Andrea N. Mullins*	Trustee	February 25, 2026
Andrea N. Mullins

/s/ Keith M. Schappert*	Trustee	February 25, 2026
Keith M. Schappert

/s/ Cheryl M. Pate*	Trustee	February 25, 2026
Cheryl M. Pate

/s/ Ward Bortz	President	February 25, 2026
Ward Bortz

/s/ Nilesh Likhite	Treasurer, Principal Financial Officer and Principal Accounting Officer	February 25, 2026
Nilesh Likhite

*By:	/s/ Matthew Barsamian
Matthew Barsamian Attorney-in-Fact pursuant to Powers of Attorney

EXHIBIT INDEX

(g)	Investment Advisory Agreement between the Registrant and Angel Oak Capital Advisors, LLC.

(k)(5)	Operating Expense Limitation Agreement dated as of October 1, 2025, as amended and restated February 1, 2026.